SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

/X/	Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 [no fee required, effective October 7, 1996] for the year ended December 31, 2007.

OR

/_/	Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934 [no fee required]

Commission file number 1-12551

A.           Full title of the Plan:

Cenveo 401(k) Savings and Retirement Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cenveo, Inc.
One Canterbury Green
201 Broad Street
Stamford, CT 06901

Audited Financial Statements and Supplemental Schedule Cenveo 401(k) Savings and Retirement Plan Year ended December 31, 2007 With Report of Independent Registered Public Accounting Firm

Cenveo 401(k) Savings and Retirement Plan

Audited Financial Statements and Supplemental Schedule

Year Ended December 31, 2007

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-9

Supplemental Schedule

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)	10

Signatures	11

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	12

Report of Independent Registered Public Accounting Firm

The Trustees and Participants of
Cenveo 401(k) Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Cenveo 401(k) Savings and Retirement Plan (the "Plan") as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements and supplemental schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ O'Connor Davies Munns & Dobbins, LLP
Harrison, New York
June 19, 2008

Cenveo 401(k) Savings and Retirement Plan

Statements of Net Assets Available for Benefits

December 31,

	2007	2006
ASSETS
Non-interest bearing cash	$24,290	$267,540
Investments at fair value
Mutual funds	223,224,609	123,472,394
Common collective trusts	126,038,580	94,974,678
Cenveo common stock	34,562,014	44,945,553
Participant loans	12,957,504	8,215,497

Total Investments	396,782,707	271,608,122

Receivables
Employee contributions	234,459	84,650
Employer contributions	3,260	-

Total Receivables	237,719	84,650

Total Assets	397,044,716	271,960,312

LIABILITIES	-	-

Net Assets Reflecting All Investments at Fair Value	$397,044,716	$271,960,312

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(996,190)	48,235

Net Assets Available for Benefits	$396,048,526	$272,008,547

See notes to financial statements

Cenveo 401(k) Savings and Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

ADDITIONS
Contributions
Employer	$17,329
Employee	14,309,499
Rollover	1,319,408
Asset transfers from other plans	147,738,594

Total Contributions	163,384,830

Investment Income
Net depreciation in fair value of investments	(6,676,980)
Interest and dividend income	12,241,284

Total Investment Income	5,564,304

Total Additions	168,949,134

DEDUCTIONS
Distributions to participants	44,831,460
Administrative expenses	77,695

Total Deductions	44,909,155

Net Increase	124,039,979

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of Year	272,008,547

End of Year	$396,048,526

See notes to financial statements

Cenveo 401(k) Savings and Retirement Plan

Notes to Financial Statements

1.           Description of the Plan

The following description of the Cenveo 401(k) Savings and Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General

The Plan was adopted effective March 1, 1994. The Plan is an earnings deferral plan of Cenveo, Inc. (the "Company"). The Plan includes nonunion and certain eligible union employees that are not leased employees. The Plan is subject to provisions of the Employee Retirement Income Securities Act of 1974 ("ERISA"). All Plan assets are held by the Plan trustee, Mercer Trust Company ("Mercer").

Nonunion and certain eligible union employees that are not leased employees become eligible the first day of the month following 30 days of service with the Company if they are expected to work 1,000 hours in a Plan year, or if they complete 1,000 hours of service in a consecutive 12-month period. The Plan provides for automatic enrollment on behalf of employees hired or first eligible to participate in the Plan after January 1, 2004.

Contributions

Each year, participants may contribute up to 50% of pretax annual compensation, as defined in the Plan document and as limited by the Internal Revenue Service. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans. The Company makes a flat rate contribution in accordance with a union agreement for selected participants. The Company did not make a discretionary match contribution to the Plan for the year ended December 31, 2007.

Participant Accounts

Each participant's account is credited with the participant's contributions and withdrawals, as applicable, the Company contributions and allocations of Plan earnings, and is charged with an allocation of administrative expenses.

Vesting

Non-union participants are 100% vested in their contributions at all times. Vesting in Company matching contributions occurs 20% for each year of service. Upon reaching five years of service, all Company matching contributions are fully vested. Vesting schedules for union participants are per union agreements. Years of service attributable to predecessor companies prior to a participant being employed by the Company are recognized in full for vesting purposes. All Company matching contributions become fully vested upon retirement, disability, or death of the participant.

Cenveo 401(k) Savings and Retirement Plan

Notes to Financial Statements

1.           Description of the Plan (continued)

Investment Options

Upon enrollment in the Plan, participants may elect to invest their contributions in a variety of investment options offered by the Plan.

Loans to Participants

Under the current Plan, participants may borrow from the Plan a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested interest in the Plan. Such loans bear interest at the prime rate (as published in The Wall Street Journal) plus 1% and are collateralized by the participant's non-forfeitable interest in the Plan. Loans must be repaid within five years unless they are for the purchase of a principal residence, in which event they may be repaid over a period up to a maximum of 10 years. Outstanding loans for acquired participants have been transferred into the Plan at their respective interest rates and due dates.

Payment of Benefits

Upon retirement or termination of service, participants may roll their account balance into another qualified retirement savings account, withdraw their vested account balance less applicable taxes in a lump-sum payment, or leave their account balance in the Plan until normal retirement age if their account balance is greater than $5,000. The Plan provides for advance distribution for hardship if certain conditions are met.

Expenses

Certain of the Plan's administrative expenses are paid by the Company. All other administrative expenses are paid by the Plan and allocated to participant accounts.

Forfeitures

Upon termination by a participant, Company matching contributions that have not vested are used to offset administrative expenses and to reduce future Company contributions. At December 31, 2007 and 2006 forfeited non-vested accounts totaled $1,802,816 and $1,201,622, respectively. These accounts will be used to reduce future employer contributions and plan expenses. Non-vested forfeitures had no impact on employer contributions in 2007.

Cenveo 401(k) Savings and Retirement Plan

Notes to Financial Statements

1.           Description of the Plan (continued)

Plan Termination

Although it has not expressed intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of the ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Concentration of Market and Credit Risk

The Plan offers various investment options by which participants may invest their account balances in any combination of mutual funds or common collective trust funds. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

2.           Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

The Plan's investments are recorded in the financial statements at fair value based on published market value, except for certain common collective trust funds, which are at contract value and participant loans, which are stated at face value. Unrealized and realized appreciation (depreciation) of investments during the year is included in net appreciation in the fair value of investments in the statement of changes in net assets available for benefits. Realized gains (losses) on sales of investments are determined on the average-cost basis.

New Accounting Pronouncement

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits presents the adjustment for investment contracts from fair value to contract value.

The Plan recognizes income, expenses, and other changes in net assets available for benefits using the accrual method of accounting.

Payment of Benefits

Payment of benefits are recorded when paid.

Cenveo 401(k) Savings and Retirement Plan

Notes to Financial Statements

2.           Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.           Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 24, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

4.           Investments

Investment Contracts

The Plan invests in two investment contracts called the Putnam Stable Value Fund and T. Rowe Price Stable Value Common Trust, collectively (the “Funds”). The Funds maintain the contributions in common collective trust accounts. The accounts are credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by the Funds. The contracts are included in the financial statements at contract value, (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses) because it is fully benefit responsive. Participants may ordinarily directly withdraw or transfer all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contracts at December 31, 2007 and 2006 was $57,811,330 and $37,931,957, respectively. For the Plan years ended December 31, 2007 and 2006, the crediting interest rates were approximately five percent. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than zero. The average yield rates were approximately three percent and five percent for the plan years ended December 31, 2007 and 2006, respectively.

Cenveo 401(k) Savings and Retirement Plan

Notes to Financial Statements

4.           Investments (continued)

Investments that represent 5% or more of the Plan’s net assets available for benefits are as follows at December 31:

	2007		2006
Fair Value
Mutual Funds:
American Beacon Large Cap Value Fund	$24,590,551		$		*
PIMCO Total Return Fund	26,072,386			20,741,849
Goldman Sachs Structured SmallCap Equity Fund	22,369,277			13,705,085
Harbor Capital International Fund	34,266,381			22,759,717
T. Rowe Price Blue Chip Growth Fund	24,223,067				*
Growth Fund Putnam Asset Allocation	28,179,911				*
Balanced Fund Putnam Asset Allocation	39,292,304				*
The George Putnam Fund of Boston		*		22,318,096
Common Collective Trusts:
Putnam S&P 500 Index Fund	68,227,250			57,042,721
Cenveo Common Stock	34,562,014			44,945,553
Contract Value
Putnam Stable Value Fund	44,559,263			37,980,192

*Investment represents less than 5% of net assets

The Plan’s investments (including investments purchased, sold, and held during the year) depreciated in fair value for the year ended December 31, 2007 as follows:

Mutual funds	$(2,659,330)
Common collective trusts	2,883,316
Cenveo common stock	(6,900,966)
$(6,676,980)

5.           Reconciliation of Financial Statements to Form 5500

The financial statements are prepared on the accrual basis of accounting and the Form 5500 is prepared on the modified cash basis of accounting.

The following is a reconciliation of assets available for benefits per the financial state-ments to the Form 5500 for the year ended December 31.

Cenveo 401(k) Savings and Retirement Plan

Notes to Financial Statements

 5.           Reconciliation of Financial Statements to Form 5500 (continued)

	2007	2006
Net assets available for benefits per the
financial statements	$396,048,526	$272,008,547
Employee contributions receivable	(234,459)	(84,650)
Employer contributions receivable	(3,260)	-
Deemed distributions	(867,112)	(1,013,425)
Net assets available for benefits per the
Form 5500	$394,943,695	$270,910,472

The following is a reconciliation of contributions per the financial statements to the Form 5500 for the year ended December 31, 2007:

	Employer	Employee
	Contributions	Contributions
Contributions per the financial statements	$17,329	$14,309,499
Contribution receivable not recorded on the
Form 5500 at December 31, 2006	-	84,650
Contribution receivable not recorded on the
Form 5500 at December 31, 2007	(3,260)	(234,459)
Contributions per the Form 5500	$14,069	$14,159,690

The following is a reconciliation of payments of benefits to participants per the financial statements to the Form 5500 for the year ended December 31, 2007:

Payments per the financial statements	$44,831,460
Deemed distributions	(79,459)
Distributions to participants not cashed	(67,566)
Payments per the Form 5500	$44,684,435

6.           Subsequent Event

On June 13, 2008, the Cenveo 401 (k) Savings and Retirement Plan for Union Employees was merged into the Plan.

Cenveo 401(k) Savings and Retirement Plan
Supplemental Schedule
December 31, 2007

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year) EIN 84-1250534 Plan #007

(c) Description of
Investment, Including
(b) Identity of Issue	Maturity Date, Par or	(e) Current
(a) Borrower, Lessor, or Similar Party	Maturity Value	Value

Mutual Funds:
American Beacon Large Cap Value Fund	1,098,283		$24,590,551
PIMCO Total Return Fund	2,438,951		26,072,386
Goldman Sachs Structured SmallCap Equity Fund	1,950,242		22,369,277
Harbor Capital International Fund	484,467		34,266,381
T. Rowe Price Blue Chip Growth Fund	601,666		24,223,067
* Growth Fund Putnam Asset Allocation	1,946,127		28,179,911
* Balanced Fund Putnam Asset Allocation	3,173,853		39,292,304
* Conservative Fund Putnam Asset Allocation	505,267		4,901,090
* The George Putnam Fund of Boston	1,199,854		19,329,642
* Cenveo Common Stock	1,978,364		34,562,014
Common Collective Trusts:
* Putnam Stable Value Fund	44,559,263		45,482,530
* Putnam S&P 500 Index Fund	1,743,605		68,227,250
T. Rowe Price Stable Value Common Trust	12,255,877		12,328,800
* Participant Loans	4.00% - 11.50	%**	12,957,504

			$396,782,707

*Investments represent a party-in-interest **Interest Rates – Maturing from January 2008 through July 2030 See report of independent registered public accounting firm

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 19, 2008	Cenveo 401(k) Savings and Retirement Plan

/s/ Mark S. Hiltwein
Mark S. Hiltwein
Chief Financial Officer